SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.

                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed under Section 33(a) of the
     Public Utility Holding Company Act of 1935, as amended


                     AEI (Loy Yang) Pty Ltd.
                (Name of foreign utility company)


                       AEP Resources, Inc.
(Name of filing company if filed on behalf of a foreign utility company)


Please send a copy of all notices and correspondence concerning this Notice to:

          J. D. Cross, Esq.
          General Counsel
          AEP Resources, Inc.
          1 Riverside Plaza, 20th Floor
          Columbus, OH 43215
          614/223-1580


     Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act") and Rule 57 thereunder, AEP Resources, Inc., an Ohio corporation ("Resources"), acting on behalf of AEI (Loy Yang) Pty Ltd., a private limited company organized under the laws of Australia (the "Company"), hereby notifies the Commission that it is a "foreign utility company" ("FUCO") within the meaning of Section 33(a) of the 1935 Act.


                             ITEM 1

     State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.
     To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

     The name and business address of the company claiming FUCO status is:

     AEI (Loy Yang) Pty Ltd.
     Level 30
     385 Bourke Street
     Melbourne Vic 3000

Description of Facilities

     The Company will own a 100% interest in jurisdictional facilities consisting of electric generation assets of Loy Yang Power Limited ("Loy Yang"), a power station located in Victoria, Australia. The facilities primarily consist of a 2000 megawatt brown coal-fired power station including an on-site mine. The power station consists of four units with a capacity of 500 megawatts per unit.

Ownership

     Resources and China, Light & Power ("CL&P"), acting together, will be bidding through one or more special purpose subsidiaries, on Loy Yang. Resources has created a wholly owned Dutch subsidiary, AEPR Global Ventures B.V. ("AEP Ventures") to participate in this joint venture with CL&P.

     In turn, AEP Ventures with CL&P have created an Australian corporation, Australian Energy International Pty Ltd. ("AEI"). AEP Ventures and CL&P own 16% and 84%, respectively, of AEI. AEI has created the Company and holds all of the outstanding voting stock of the Company. The Company is submitting the bid and, if successful, will acquire all of the assets and stock of Loy Yang. Loy Yang will remain in existence to hold nontransferable intangible assets such as contracts or licenses.

     Resources anticipates inserting two additional intermediary companies into their corporate structure, AEP Resources Australia Ventures, Inc. and AEPR Global Holland Holding B.V. Resources will hold all of the outstanding voting stock of AEP Resources Australia Ventures, Inc. AEP Resources Australia Ventures, Inc. will hold all of the outstanding stock of AEPR Global Holland Holding B.V. AEPR Global Holland Holding B.V. will hold all the outstanding stock of AEP Ventures.

                             ITEM 2

     State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

     Resources is a wholly-owned subsidiary of American Electric Power Company, Inc. ("AEP"), a registered "holding company" as defined in the 1935 Act. CL&P is a foreign company incorporated in Hong Kong. Consequently, if the above-described acquisition of an interest in Loy Yang is successful, the following domestic "public-utility companies" will be "associate companies" of the Company:
AEP Generating Company, Appalachian Power Company, Columbus Southern Power Company, Indiana-Kentucky Electric Corporation, Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company, Ohio Valley Electric Corporation and Wheeling Power Company.

     AEP is a "holding company" with respect to each of AEP Generating Company, Appalachian Power Company, Columbus Southern Power Company, Indiana-Kentucky Electric Corporation ("IKEC"), Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company, Ohio Valley Electric Corporation ("OVEC") and Wheeling Power Company (collectively, the "AEP Utility Subsidiaries"). In addition, OVEC is a "holding company" of IKEC.

     None of the AEP Utility Subsidiaries will have any relationship with the Company other than, if the acquisition is successful, sharing AEP as a "holding company" and being an "associate company" of the Company. None of the AEP Utility Subsidiaries will pay any part of the purchase price for the Company.

EXHIBIT A - Not Applicable

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


               AEP RESOURCES, INC.


               By:_/s/ Jeffrey D. Cross______
               Name:   Jeffrey D. Cross
               Title:  Vice President and General Counsel


Dated:  April  16, 1997